EXHIBIT 12.1

                 WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES
                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the years ended February 28, 1994 and 1995, the ten months ended December 31, 1994 and 1995, and the three months ended March 31, 1995 and 1996.


                                                     TEN MONTHS ENDED                   THREE MONTHS ENDED
                                                       DECEMBER 31,                         MARCH 31,
                                            ----------------------------------  ----------------------------------
                                                                        PRO                                 PRO
                              YEAR ENDED                       PRO    FORMA AS                     PRO    FORMA AS
                             FEBRUARY 28        ACTUAL        FORMA   ADJUSTED      ACTUAL        FORMA   ADJUSTED
                            --------------  ---------------  -------  --------  ---------------  -------  --------
                             1994    1995    1994    1995    1995(1)  1995(2)    1995    1996    1996(1)  1996(2)
                            ------  ------  ------  -------  -------  --------  ------  -------  -------  --------
Ratio of earnings to fixed
  charges(3)...............   --      --      --      --       --        --       --      --       --        --
Deficiency in the coverage
 of fixed charges by
 earnings before fixed
 charges, in thousands..... $8,544  $7,230  $4,618  $15,857  $43,910  $ 68,117  $2,927  $10,570  $12,815  $ 19,888


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(1) Gives effect to the acquisitions of Locate, Fox/Lorber, TWL and Avant-Garde, the Everest Financing and the issuance of the Old Notes as if they occurred as of the beginning of the respective periods. See notes 2, 8, 17, 18 and 28 to the Consolidated Financial Statements.

(2) Adjusted to reflect the acquisitions and financings referred to in footnote
    (1) above and the Debt Offering as if they occurred as of the beginning of the respective periods. Interest expense has been adjusted to include approximately $24.2 million and $7.1 million consisting of (i) interest on the Notes for the ten months ended December 31, 1995 and the three months ended March 31, 1996, respectively, at an assumed interest rate of 13.5% on the Senior Notes and 14% on the Senior Subordinated Notes and (ii) amortization of the $7.9 million of debt offering costs and other related fees using an amortization period of ten years, but not to include interest income earned on additional available cash. If the interest rate on the Notes changed by 0.5%, interest expense would change by approximately $0.9 million and $0.3 million for the ten months ended December 31, 1995 and the three months ended March 31, 1996, respectively.

(3) The ratio of earnings to fixed charges equals earnings before fixed charges divided by fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings before fixed charges consist of earnings (loss) before income taxes, extraordinary item, and minority interest in losses of majority owned subsidiaries, plus fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount on premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense (one-third) that the Company believes to be representative of interest.